Filed Pursuant to Rule 433

Registration Statement No. 333-237342

Financial Products Group
NEW ISSUE:	SEC File No. 333-237342 | July 24, 2020

Bank of Montreal’s Autocallable Barrier Notes with Contingent Coupons Linked to the Least Performing of Two Reference Assets

These notes do not guarantee the return of your principal at maturity.

NOTE INFORMATION TERMS CONTINUED Issuer: Bank of Montreal Minimum Investment: $1,000 (and $1,000 increments thereafter) DATES Offering Period Friday, July 31, 2020 (at 2 pm NY Closes: Time.) If the closing level of each Reference Asset is greater than its respective Coupon Barrier Level as of the applicable quarterly Observation Date, a Contingent Coupon will be paid at the Contingent Interest Rate. The third scheduled trading day prior to the applicable Contingent Coupon Payment Date, subject to postponement. Contingent Coupon: Observation Dates: Contingent Interest will be paid on the 5th day of each Coupon February, May, August, and November (or the Payment next business day), beginning on August 5, Dates: 2020, and until the Maturity Date, subject to the automatic redemption feature. Automatic Beginning on August 2, 2021, if, on any Call Redemption: Observation Date, the closing level of each Reference Asset is greater than its Call Level, the notes will be automatically redeemed. Call Settlement The 5th day of each February, May, August, Dates: and November (or the next business day), beginning on August 5, 2021, and until the Maturity Date, subject to the automatic redemption feature. Payment UponIf the notes are automatically redeemed, then, Automatic on the applicable Call Settlement Date, for Redemption: each $1,000 principal amount, investors will receive $1,000 in addition to the scheduled coupon payment. Trigger Event: With respect to an Reference Asset, the closing level of the Reference Asset is less than its Trigger Level on the Valuation Date. The terms on the notes are continued on the next page. Pricing Date: On or about July 31, 2020 Settlement Date: On or about August 5, 2020 Valuation Date: On or about July 31, 2024 Maturity Date: On or about August 5, 2024 Term: Approximately 4 Years Issue: ARC-850 UNDERLYING ASSETS S&P 500® Index (Bloomberg symbol: SPX) NASDAQ 100® Index (Bloomberg: NDX) TERMS Contingent 7.55% per annum (1.888% per Interest Rate: quarter), if payable, unless earlier redeemed. Call Level: With respect to each Reference Asset, 100% of its Initial Level Trigger Level: With respect to each Reference Asset, 65% of its Initial Level INVESTMENT OBJECTIVE The objective of the notes is to provide clients the potential to earn quarterly income, subject to an automatic redemption, while offering limited downside protection against a slight to moderate decline in the Reference Assets over the term of the notes. As such, the notes may be suitable for investors with a moderately bullish view of the Reference Assets over the term of the notes. The performance of the notes may not be consistent with the investment objective. Coupon Barrier With respect to each Underlying Level: Asset, 65% of its Initial Level CUSIP: 06367W2D4

Please see the following page for additional information about the terms included on this cover page, and how your investment may be impacted. Any capitalized term not defined herein shall have the meaning set forth in the preliminary pricing supplement to which the term sheet relates (see hyperlink below).

This term sheet, which gives a brief summary of the terms of the notes, relates to, and should be read in conjunction with, the preliminary pricing supplement dated July 24, 2020, the Product Supplement dated April 21, 2020, the Prospectus Supplement dated April 20, 2020, and the Prospectus dated April 20, 2020.

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Financial Products Group

Payment at Maturity (if held to the Maturity Date):

If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Reference Assets. You will receive $1,000 for each $1,000 in principal amount of the notes, unless the Final Level of any Reference Asset is less than its Initial Level.

If the Final Level of any Reference Asset is less than its Initial Level, you will receive at maturity, for each $1,000 in principal amount of your notes, a cash amount equal to:

$1,000 + [$1,000 x (Percentage Change of the Least Performing Reference Asset)]

This amount will be less than the principal amount of your notes, and may be zero.

Least Performing Reference Asset:	The Reference Asset that has the lowest Percentage Change.

Percentage Change:	The Percentage Change of each Reference Asset, expressed as a percentage, is calculated using the following formula: (Final Level – Initial Level) / Initial Level

Initial Level:	With respect to each Reference Asset, the closing level of such Reference Asset on the Pricing Date.

Final Level:	With respect to each Reference Asset, the closing level of such Reference Asset on the Valuation Date.

Principal at Risk:	Investors in these notes could lose all or a substantial portion of their investment at maturity if there has been a decline in the market value of either Reference Asset and the Final Level of either Reference Asset is less than its Trigger Level. We urge you to carefully review the documents described in “Additional Information” below, including the risk factors set forth and incorporated by reference therein, prior to making an investment decision.

Secondary Market:	The notes will not be listed on any securities exchange. Although not obligated to do so, BMO Capital Markets Corp. (or one of its affiliates), plans to maintain a secondary market in the notes after the Settlement Date. Proceeds from a sale of notes prior to maturity may be less than the principal amount initially invested.

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Financial Products Group

Selected Risk Considerations:

The risks summarized below are some of the most important factors to be considered prior to any purchase of the notes. Investors are urged to read all the risk factors related to the notes in the pricing supplement and the product supplement to which this term sheet relates.

•     You could lose up to the entire principal amount of your notes, and your potential return on the notes is limited to any quarterly contingent coupon payments, if any. If the notes are not automatically redeemed and if a Trigger Event has occurred with respect to any Reference Asset, and if the Final Level of any Reference Asset is less than its Initial Level, you will lose 1% of the principal amount for each 1% that the Final Level of the Least Performing Reference Asset is less than its Initial Level.

•     You may not receive any Contingent Coupons with respect to your notes.

•     Your notes are subject to automatic early redemption. If the notes are so redeemed, you will not receive any additional Contingent Coupons, and you may not be able to invest the proceeds in a security with a similar return.

•     Your return on the notes is limited to the Contingent Coupons, if any, regardless of any increase in the level of any Reference Asset.

•     Whether you receive any Contingent Coupons and your payment at maturity may be determined solely by reference to the least performing Reference Asset, even if any other Reference Assets perform better.

•     The payments on the notes will be determined by reference to each Reference Asset individually, not to a basket, and the payments on the notes will be based on the performance of the least performing Reference Asset.

•     A higher Contingent Interest Rate or lower Trigger Levels or Coupon Barrier Levels may reflect greater expected volatility of the Reference Assets, and greater expected volatility generally indicates an increased risk of loss at maturity

•     Your return on the notes may be lower than the return on a conventional debt security of comparable maturity.

•     The notes are unsecured debt obligations of the Issuer and your investment is subject to the credit risk of the Issuer.

•     Our and our affiliates’ activities may conflict with your interests and may also adversely affect the value of the notes.

•     Our initial estimated value of the notes will be lower than the price to public, does not represent any future value of the notes, and may also differ from the estimated value of any other party.

•     The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt.

•     The inclusion of the hedging profits, if any, in the initial price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes.

•     You will not have any shareholder rights and will have no right to receive any securities represented by the Reference Assets at maturity.

•     We have no affiliation with the sponsor of any Reference Asset, and will not be responsible for their actions.

•     Changes that affect each Reference Asset will affect the market value of the notes, whether the notes will be automatically called, and the amount you will receive at maturity. Adjustments to an Reference Asset could adversely affect the notes. The sponsor of an Reference Asset may make adjustments, discontinue or suspend calculations or publication of that Reference Asset, or discontinue of suspend maintenance of that Reference Asset at any time.

•     The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

•     We and our affiliates may engage in hedging and trading activities related to the notes that could adversely affect our payment to you at maturity.

•     An investment in the notes is subject to risks associated with foreign securities markets.

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Financial Products Group

Hypothetical Calculations for the Payment at Maturity:

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the notes

The following examples illustrate the hypothetical payments on a Note at maturity, assuming that the notes are not automatically called. The hypothetical payments are based on a $1,000 investment in the notes, a hypothetical Initial Level of 100.00 for each Reference Asset, a hypothetical Trigger Level of 65.00 for each Reference Asset (65% of its hypothetical Initial Level), a hypothetical Call Level of 100 for each Reference Asset (100% of its hypothetical Initial Level), the Contingent Interest Rate of 1.888% per quarter, a range of hypothetical Final Levels of the Least Performing Reference Asset and the effect on the payment at maturity if (i) a Trigger Event occurs with respect to any Reference Asset or (ii) if a Trigger Event does not occur with respect to any Reference Asset.

The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically called, the actual cash amount that you will receive at maturity will depend upon whether the closing level of any Reference Asset is below its Trigger Level on the Valuation Date. If the notes are automatically called prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the principal amount plus the applicable interest payment.

These examples do not give effect to any U.S. federal tax payments or brokerage commissions that you may be required to pay in connection with your purchase of the notes.

Example 1:	The Final Level of the Least Performing Reference Asset at maturity is $40, which is less than the Trigger Level and therefore a Trigger Event has occurred. In this case, you will receive a payment of $400 for each $1,000 in principal amount of the notes, resulting in a loss of 60% of your principal amount. Your loss of principal may be partially offset by contingent coupons, if any, received with respect to the notes.

Example 2:	The Final Level of the Least Performing Reference Asset at maturity is $90 and therefore a Trigger Event has not occurred. In this case, you will receive a payment equal to the principal amount of your notes. You will not receive any positive return on your investment other than any contingent coupons.

Example 3:	The Final Level of the Least Performing Reference Asset at maturity is $115, which is 15% greater than the Initial Level. In this case, you will receive a payment equal to the principal amount of your notes. You will not receive any positive return on your investment other than any contingent coupons.

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Financial Products Group

Additional Information

The notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or under the Canada Deposit Insurance Corporation or by any other U.S. or Canadian governmental agency or instrumentality.

•The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission, has reviewed or approved these notes, nor or otherwise passed upon the accuracy of this document, to which it relates or the accompanying product supplement, prospectus supplement, or prospectus. Any representation to the contrary is a criminal offense.

The Issuer has filed a registration statement with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents discussed below that the Issuer has filed with the SEC for more complete information about the Issuer and these offerings. You may obtain these documents free of charge by visiting the SEC’s web site at http://www.sec.gov. Alternatively, the Issuer will arrange to send to you the prospectus (as supplemented by the prospectus supplement, product supplement, and preliminary pricing supplement to which this term sheet relates) if you request it by calling its agent toll-free on 1-877-369-5412 or emailing investor.solutions@bmo.com.

The information in this term sheet is qualified in its entirety by the more detailed explanations set forth elsewhere in the Issuer’s preliminary pricing supplement dated July 24, 2020 and the accompanying product supplement, prospectus supplement, and prospectus. Unless the context provides otherwise, capitalized terms used in this term sheet but not defined shall have the meaning assigned to them in the pricing supplement, product supplement, prospectus supplement, or prospectus, as applicable, to which this term sheet relates. Information about retrieving these documents can be found elsewhere in this term sheet.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Preliminary Pricing Supplement dated July 24, 2020: https://www.sec.gov/Archives/edgar/data/927971/000121465920006517/d724200fwp.htm

•	Product Supplement dated April 21, 2020:

https://www.sec.gov/Archives/edgar/data/927971/000121465920003552/p420206424b2.htm

•	Prospectus Supplement dated April 20, 2020:

https://www.sec.gov/Archives/edgar/data/927971/000119312520112249/d908040d424b5.htm

•	Prospectus dated April 20, 2020:

https://www.sec.gov/Archives/edgar/data/927971/000119312520112240/d903160d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971. As used in this terms sheet, the “Issuer,” “we,” “us” or “our” refers to Bank of Montreal, but not its consolidated subsidiaries.

This term sheet contains no description or discussion of the United States tax consequences of the acquisition, holding or disposition of the notes. We urge you to carefully read the section entitled “U.S. Federal Tax Information” in the accompanying pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement, in each case, to which this term sheet relates. You should consult your tax advisor about your own tax situation.

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